BRITISH
COLUMBIA

Number: BC0343122

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that ROUGE RESOURCES LTD. changed its name to FIORE EXPLORATION LTD. on August 8, 2016 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On August 8, 2016

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE